Exhibit 99.1

Unofficial translation from Hebrew

Full Name of the Investor: ___

To:	To:
Gilat Satellite Networks Ltd.	Leader Issuances (1993) Ltd.
(The “Company”)	(The “Representatives” or “Private Placement Manager”)

Re: Private Placement of Shares of Gilat Satellite Networks Ltd.

1.
We hereby submit to you an irrevocable offer to purchase from the Company ordinary shares, par value NIS 0.20 per share, of the Company (the “Shares”) in the amount that will be allocated and sold to us in the private placement, as described below.

Our offer is for the purchase of ____ Shares for a price of US$ 9.35 per Share, Total consideration in US$ ____.

2.
We hereby confirm that the Company and/or the Representatives may at their sole discretion give us a notice according to which the Company and/or the Representatives will determine whether they accept our offer, in whole or in part, that the Company and/or the Representatives are not obliged to accept our offer, in whole or in part, to conduct a tender, tender-like or other procedure for accepting offers, and no obligation of reasoning will apply to them if they choose not to accept our offer. It is hereby clarified that the Company and/or the Representatives shall be entitled to change the amount of Shares we are obligated to purchase, at their sole discretion, provided that this amount does not exceed the maximum amount specified in this commitment letter (“Acceptance Notice”).

We hereby commit to transfer to the Company the full consideration for our Acceptance Notice, on the date we are notified by the Representatives, subject to the fulfillment of the conditions to closing, in consideration to the issuance of the Shares in our name through the Company’s Registrar in the US - Equiniti Trust Company (formerly known as AST). We authorize the TASE member listed below in which the account is maintained, and instruct the TASE member to debit our account in the amount instructed by the  to and/or in any other acceptable way as instructed by the Private Placement Manager.

3.
If we do not receive from the Company and/or the Representatives an Acceptance Notice detailing the amount of Shares that will be allocated within the private placement, within one business day from the date of sending our offer, we will contact you by phone to verify that our offer has been received by you.

4.
In connection with our offer, we undertake, declare and irrevocably confirm that the Shares are purchased by us for ourselves and not for the purpose of distribution or sale to others, not on behalf of or for others. (A TASE-member ordering for its clients who are classified investors will also attach its signature to the attached form designated for this purpose).

5.
We hereby represent and confirm that we are aware of the fact that the Shares that will be assigned to us, insofar as they are assigned, will be assigned without any representations or indemnification (AS IS), free from any debt, foreclosure, encumbrance, and/or other third party rights, except for trading restrictions detailed below.

6.
We hereby represent and confirm that we have the ability, experience and financial, economic and business tools to analyze the viability of investing in the Shares of the Company and asses the risks and prospects of the transaction independently and commit to its execution, and that we have the ability to consider and understand the tax implications relating to the Shares that will be sold to us. The purchase of Shares is being executed on the basis of our inspection and under our sole responsibility, we have not received any information, representations or commitments from the Company, the Representatives, or anyone on their behalf, including in relation to the Company’s condition.

7.
We are aware that the allocation of the Shares to us is conditional upon the fulfillment of a number of conditions, including among others: (1) the approval for listing for trading by the Tel Aviv Stock Exchange and as may be required by Nasdaq; (2) additional conditions, including the approval of the Company’s general meeting as may be required. If the conditions are not fulfilled within 30 business days from the date of receipt of the Acceptance Notice, we will have the right to cancel our order. We will not have any claim against the Company and/or their Representatives and/or officers and/or their proxy and/or any other party, if and to the extent the private placement does not occur or in the event that some of the conditions are not met.

8.
The transfer and/or sale of Shares authorized to us within the private placement by the Company on the Tel Aviv Stock Exchange and Nasdaq will be subject to the following: (a) restrictions on resale specified in the Securities Law, 1968 (hereinafter: the “Law”) and the regulations established thereunder. We undertake to comply with the provisions of the Law applicable to holders of securities, including the provisions of Section 15C of the Law and Securities Regulations (Details Regarding Sections 15A to 15C of the Law), 2000, and in particular the provisions of Section 5 of the aforementioned regulations, regarding restrictions on resale, and (b) restrictions on resale in accordance with the provisions of the securities laws of the United States.

9.	We confirm and agree as follows:

A)
We are an Israeli investor who is one of the types of investors listed in the first supplement to the Securities Law 1968 (hereinafter: “Classified Investor” and “Securities Law”) for the purposes of Section 15A(b)(1). We hereby confirm that the terms related to these classifications are met, and we are aware of the meaning of this confirmation and classification as classified investor, and agree to this, and are also aware that the Company and the Representatives rely on our said approval and consent. We confirm and declare that there are no agreements, either written or oral, between us and a shareholder in the Company, or between us and other classified investors or between us and others, regarding the purchase or sale of securities of the Company or regarding voting rights in the Company.

B)
We are aware that the offer of Shares to investors in Israel is made in accordance with Regulation S (hereinafter: “Regulation S”) established by virtue of the US Securities Act of 1933. Accordingly, we declare that: (1) we are not a U.S. Person within the meaning of Regulation S and are not purchasing the shares on behalf of a U.S. person; (2) we are not located in the United States at the time of submitting the application to purchase the Shares and/or with the intention of making a distribution (within the meaning of such term in the securities laws of the United States).

C)
We acknowledge that the offer of the securities was not made according to a prospectus submitted and/or approved in Israel and/or the United States. The offer of the securities is not an offer to the public of securities in Israel and/or the United States.

D)
We acknowledge that no offer of the Shares or will be made to a person in the United States by the undersigned, any affiliate of the undersigned, or any person acting on their behalf for a period of 40 days from the closing of the sale of the Shares.

E)
We acknowledge that no sale of the Shares will be made by means of a transaction or transactions executed in, on or through the facilities of the TASE or Nasdaq for a period of 40 days from the closing of the sale of the Shares, and neither the undersigned, any affiliate of the undersigned, nor any person acting on their behalf has pre-arranged or will pre-arrange such transaction or transactions with a buyer in the United States nor has or will have any knowledge of any such pre-arrangement, and in no other manner.

F)
We acknowledge that no activity undertaken for the purpose of or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares has been made or will be made by the undersigned, any affiliate or the undersigned, or any person acting on their behalf.

G)
We acknowledge that the Shares shall be restricted for a period of 40 days and that the release of the Shares from restriction in subject, among other things, to our approval to the Company and the Company’s U.S. lawyers that we are not, and will not be during the 40-day period, an “affiliate” of the Company, as defined in the U.S. securities laws, including our approval that we do not hold 10% or more of the Company’s shares.

10.
We confirm and declare that we are aware that the Shares have not been registered and are not allocated or sold through a prospectus in accordance with the U.S. securities laws, and the Shares that will be allocated will be restricted shares, as the term is defined in the U.S, securities laws, and that the sale of the Shares will be subject to various transfer restrictions, including those arising from U.S. securities laws.

11.
We confirm that we are aware that the intention to carry out a private placement and/or the request to receive offers constitutes confidential information, and that the information must not be shared with any other party and/or there shall be no trading in the Sares and/or other securities of the Company before the Company publicly discloses the private placement, and/or a notice will be given of the cancellation of the intention to carry out the private placement.

12.
We confirm that we are aware that the Company and/or the Representatives may determine and change the size of the private placement, as well as postpone and cancel the allocation of the Shares, all at their sole discretion. Also, we confirm that we are aware that it is possible that the actual allocation will be lower than the total number of Shares that we offered in the offer. In the event that the Company does not respond to our offer, we and/or anyone on our behalf will not have any claim and/or demand against the Company and/or the Representatives and/or their related parties, and/or their managers and/or or their employees and/or consultants and/or anyone on their behalf. We confirm and acknowledge that to the extent that our offer will be approved by the Company, we may be required to sign an updated offer form and/or share purchase agreement relating to the private placement, and the signing of these documents (as and when required) is a condition for our participation in the private placement.

13.
We confirm and acknowledge that the Company and/or the Representatives rely on the statements, representations and commitments contained in this offer form, and that the incorrectness of said representations and statements and/or non-compliance with our obligations according to this offer form, may cause the Company and/or the Representatives serious damages.

Exact Name of the Investor: _____________________

Date	Name	Signature